

December 20, 2011

Via E-mail
Dorvin D. Lively
Chief Financial Officer
RadioShack Corporation
Mail Stop CF3-201
300 RadioShack Circle
Fort Worth, Texas 76102

>   **Re: RadioShack Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2010**
>   **Filed February 22, 2011**
>   **Form 10-Q for the fiscal period ended September 30, 2011**
>   **Filed October 25, 2011**
>   **File No. 1-05571**

Dear Mr. Lively:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management's discussion and Analysis of Financial Condition and Results of Operations, page 19

2010 Compared with 2009, page 21

1. In the discussion of your results of operations, you refer to various factors that have impacted significant financial metrics without quantifying the impact of each factor. For example, you disclose that sales in your wireless platform "was driven by increased sales in your Sprint and AT&T postpaid wireless business…[and] these increases were partially offset by decreased sales of GPS products." Please explain to us how you

considered Section III.D of SEC Release No. 33-6835 and Section III.B.4. of SEC
Release No. 33-8350 to provide quantification and/or clarification for each source that
contributed to a material change in your MD&A discussion.

Form 10-Q for the fiscal period ended September 30, 2011

Item 1. Financial Statements, page 3

Notes to Consolidated Financial Statements (Unaudited), page 6

Note 2 – Discontinued Operations, page 6

2. In light of the disclosure that you redeployed substantially all of your Sam's Club kiosk
    employees to nearby RadioShack stores or Target Mobile centers, and you redistributed
    your Sam's Club kiosk inventory to your remaining retail channels; please tell us how
    you concluded that the cash flows from the Sam's Club kiosks were eliminated from your
    ongoing operations. Please provide more detail on your accounting analysis which
    supports reclassifying these operations from the kiosks segment to discontinued
    operations. Please refer to the guidance in FASB ASC 205-20-55-7 through 8 as part of
    your response.

Note 11 – Segment Reporting, page 12

3. You state, "Our kiosk operations consist of our network of 1,490 kiosks located in Target
    stores. We previously elected to separately present the results of our kiosk operations;
    however, in conjunction with the reclassification of our Sam's Club kiosks to
    discontinued operations, we have included the results of our remaining kiosks with those
    of our other business activities that do not meet the quantitative thresholds for separate
    disclosure." Please summarize for us how your remaining kiosks do not meet the
    quantitative thresholds for separate disclosure. Lastly, please explain to us how you
    concluded it was appropriate to include the results of the remaining kiosks with your
    other business activities that did not meet the quantitative thresholds under FASB ASC
    280. Refer to FASB ASC 280-10-50-13.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Dorvin D. Lively
RadioShack Corporation
December 20, 2011
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief